Mail Stop 03-06

April 12, 2005

Patrick O'Brien
President and Chief Executive Officer
New World Batteries, Inc.
11718-232B Street
Maple Ridge BC, Canada V2X 7Z2

Re: New World Batteries, Inc.
         Registration Statement on Form 20-F/A
         Filed April 1, 2005
         File No. 000-51157

Dear Dr. O'Brien:

We have the following comments to your filing. If you disagree with our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

D. Risk Factors – Page 4

Difficulties will exist for U.S. investors to effect service of process . . . – Page 10

1.   The risk factor section should succinctly present the material risks concerning an investment in your securities. Much of this risk factor discloses factual information, for example, about how to effect service in Canada, without discussing a particular risk. While this information is useful, and may be provided in a later section of the registration statement, it does not belong in the risk factor section. Accordingly, revise this risk factor (p. 10) to explain clearly

and succinctly whether an investor might find it difficult:

- to effect service of process *within the United States* on you or your officers or directors;
- to enforce *in the United States* a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against you and your officers and directors; and
- to enforce liabilities based on the U.S. federal securities laws in a Canadian court, either in an original action or in an action to enforce a U.S. court judgment, against you and the above persons because, for example, of the need to engage Canadian counsel and, in the case of an original action, of having to prove the claim's validity without relying on a U.S. court judgment, all of which could be costly.

Item 5. Operating and Financial Review and Prospects – Page 19

Research and Development – Page 20

2.   See prior comment 23. The prior comment was issued as a result of the disclosure on page 20 which states that your research and development activities use facilities and resources that are at the disposal of Dr. Patrick O'Brien. Please revise your disclosure to clarify the nature of these facilities and resources to which you refer. Discuss the significant terms of any agreements related to your use of these facilities and resources. Clarify whether or not you must pay a fee in exchange for using the facilities and resources and tell us how you plan to account for this arrangement and why. Discuss whether or not you will require the use of any other facilities or resources to develop your products and, if you do, discuss the amount and source of funds you will require for this purpose.

Executive Compensation – Page 23

3.   Please reconcile your response to prior comment 32 that "[a]s of this date only 280,200 shares have been granted" with the your disclosure on page 23 that "Dr. P. O'Brien *has been granted* stock options vesting annually over the next five years in the amount of two hundred thousand per year."

Patents – Page 17

4.   We note your disclosure in response to comment 21.   Please clarify whether you own all patents needed to commercialize the products described in your document. We note on page 14 of your disclosure that Dr. O'Brien has six additional patents pending; however, it is unclear whether you have or require rights to those patents.

Restrictions on Transfer – Page 27

5.   We note your response to prior comment 40. Article 26.2 of your Articles of
        Incorporation appears to specifically limit its applicability only to the consent
        requirement of Article 26.3. Please provide us with your detailed analysis of why
        you believe that, once you become a "public company," Article 26.2 would have
        the effect of rendering inapplicable Article 29.

6.   Reconcile the statement in the first sentence of this section that "So long as
        NWB's securities are registered pursuant to the Securities Exchange Act of 1934
        with the U.S. Securities and Exchange Commission, NWB does not impose any
        restrictions on the transfer of its common stock except as required by law" with
        the final two sentences, which appear to describe transfer restrictions contained in
        your Articles of Incorporation that apply "if NWB is a public company."

Issuance and Price History – Page 28

7.   Reconcile the number of shares addressed in this section with the number of
        shares outstanding per the top of page 25 and your balance sheet. Also reconcile
        the consideration received in September 2004 as disclosed in this section with the
        consideration mentioned in the penultimate paragraph on page 25, and clarify why
        Daniel O'Brien would receive consideration for patents owned by Robert
        O'Brien.

Memorandum and Articles of Incorporation – Page 28

8.   Please expand your disclosure to address directly the issues raised in comment 43.

Material Contracts – Page 31

9.   Please file Exhibits 4.1.1, which were referenced in your response to prior
        comment 47.

E. Taxation – Page 32

10.   We reissue prior comment 50. Your disclosure should include all material tax
        consequences, including estate tax, gift tax, etc. Revise accordingly.

United States Taxation Consequences – Page 33

11.   Since you have disclosed that there is a significant risk that you will be classified
        as a passive foreign investment company ("PFIC"), expand your PFIC discussion

to include a description of the consequences to U.S. investors should this PFIC classification occur. U.S. investors are entitled to know more about the potentially adverse tax consequences resulting from a PFIC determination than the fact that "highly complex rules would apply to US taxpayers owning our ordinary shares" (p. 33). Revise accordingly.

12.   Disclose whether you were a PFIC as of the end of the last calendar year.

Financial Statements – Page F-1

Report of Independent Registered Public Accounting Firm – Page F-1

13.   We note that the financial statements are for the period from inception (August 30, 2004) through December 31, 2004. Please request you auditors to reconcile this with (a) the audit report which refers to the "the period then ended" and (b) the consent in Exhibit 10 which refers to the year ended December 31, 2004. Please revise and reconcile.

Note 4. Stock Options – Page F-8

14.   We have reviewed your response to comment 54. Please revise your document to disclose shareholder approval requirements, the class of common shares that will be issued upon exercise of the stock options, and vesting periods, as previously requested.

*   *   *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tom Dyer at (202) 824-5564 or Kate Tillan at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 824-5697 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Dennis Brovarone, Esq.